Mail Stop 3561

July 11, 2006

David Wohlberg, President
Optical Molecular Imaging, Inc.
8797 Beverly Boulevard, Suite 310
Los Angeles, California 90048

>   **Re: Optical Molecular Imaging, Inc.**
>   **Form 10-KSB for Fiscal Year Ended**
>   **December 31, 2005**
>   **Filed March 31, 2006**
>   **Forms 10-QSB for Fiscal Quarter Ended**
>   **March 31, 2006**
>   **Filed May 22, 2006**
>   **File No. 033-17264-NY**

Dear Mr. Wohlberg:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB as of December 31, 2005

Financial Statements, page F-1

1.   Revise to provide audited financial statements for Patco Industries for the fiscal year ended December 31, 2005, in accordance with Item 310(a) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please revise to provide an audit report that separately identifies and opines on the statements of operations, shareholders' deficit and cash flows for the fiscal year ended December 31, 2005, the period from February 25, 2004, to December 31, 2004, and the cumulative period from inception to December 31, 2005.

Summary of Significant Accounting Policies, page F-7

3.   We note the stock options issued to a director and various employees during the year. Revise to disclose total compensation expense recognized during the year and the method and assumptions used to determine it. Provide all disclosures required by SFAS 123.

Form 10-QSB as of March 31, 2006

Item 3. Controls and Procedures, page 10

4.   We note your principal executive and financial officers concluded your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is "recorded, processed, summarized and reported or submitted within the time periods specified in the rules and forms of the SEC." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

5.   We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive and financial officers concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the discussion of the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before August 1, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies